SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO.     )*

EMERGENT CAPITAL, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

29102N105
(CUSIP Number)

January 29, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert C. Knapp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒(See Item 4)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒(See Item 4)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides P Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒(See Item 4)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides Partners Special Situations Master Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒(See Item 4)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1(a).	Name of Issuer:

Emergent Capital, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

5355 Town Center Road - Suite 701, Boca Raton, FL 33486

Item 2(a).	Name of Person Filing:

Robert C. Knapp
Ironsides Partners LLC ("Ironsides")
Ironsides P Fund L.P. ("P Fund")
Ironsides Partners Special Situations Master Fund II L.P. ("Master Fund") (together, the "Reporting Persons")

Item 2(b).	Address of Principal Business Office or, if none, Residence:

100 Summer Street, Suite 2705, Boston, MA 02110

Item 2(c).	Citizenship:

Ironsides is a limited liability company organized under the laws of the State of Delaware.
Robert C. Knapp is a citizen of the United States of America.
P Fund is a limited partnership organized under the laws of the State of Delaware.
Master Fund is a limited partnership organized under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Common Stock of the Issuer, par value $0.01 per share (the "Shares").

Item 2(e).	CUSIP Number:

29102N105

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E) (as to Ironsides);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G) (as to Robert C. Knapp);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned:

On January 29, 2016, the Master Fund owned 210,000 Shares, P Fund owned $5,000,000 in aggregate principal amount of 8.50% Senior Unsecured Convertible Notes due 2019 (the "8.50% Convertible Notes") representing 758,956 Shares issuable upon conversion of such 8.50% Convertible Notes and Master Fund owned $5,617,500 in aggregate principal amount of 8.50% Convertible Notes, representing 852,687 Shares issuable upon conversion of such 8.50% Convertible Notes.  As of January 29, 2016, the Reporting Persons may have been deemed to have been the beneficial owner of 1,821,643 Shares, including 1,611,643 Shares issuable upon conversion of the 8.50% Convertible Notes held by the Reporting Persons (which, in the aggregate, would represent 6.37% of the Shares outstanding as of such time).1 Between January 29, 2016 and the time immediately prior to the consummation of certain recapitalization transactions with respect to the Issuer on July 28, 2017 (the "Closing Time"), including, without limitation, the settlement of an Offer to Exchange, dated April 18, 2017 (the "Exchange Offer"), which, subject to certain conditions, provided that for each $1,000 in principal amount of the 8.50% Convertible Notes accepted for exchange by the Issuer in the Exchange Offer, holders of such 8.50% Convertible Notes would receive (i) $1,000 in principal amount of 5.00% Senior Unsecured Convertible Notes due 2023 (the "5.00% Convertible Notes") plus an additional amount of 5.00% Convertible Notes equal to accrued and unpaid interest through and excluding the settlement date of the Exchange Offer on the 8.50% Convertible Notes tendered and accepted by the Issuer in the Exchange Offer and (ii) the right to subscribe in a rights offering for 500 Shares at a price of $0.20 per share, P Fund and Master Fund engaged in certain acquisitions of 8.50% Convertible Notes and certain acquisitions and dispositions of Shares.  As of immediately prior to the Closing Time, the Reporting Persons may have been deemed to have been the beneficial owner of 4,436,599 Shares issuable upon the conversion of the 8.50% Convertible Notes (representing 13.51% of the Shares outstanding as of such time), held by P Fund, which held $20,652,450 in aggregate principal amount of 8.50% Convertible Notes, representing 3,134,860 Shares issuable upon conversion of such 8.50% Convertible Notes, and Master Fund, which held $8,575,850 in aggregate principal amount of 8.50% Convertible Notes, representing 1,301,739 Shares issuable upon conversion of such 8.50% Convertible Notes.  By virtue of his relationship with these entities and Ironsides, Mr. Knapp may have been deemed to be the beneficial owner of such 8.50% Convertible Notes and such Shares (see Item 7 for more detail).2  Such 8.50% Convertible Notes held by the Reporting Persons were subject to a conversion limitation imposed by Florida State law that voids any conversion of 8.50% Convertible Notes into Shares to the extent the holder would, after such exercise, directly or indirectly own 10% or more of the Shares outstanding, unless such holder has first applied for and obtained regulatory approval from the Florida Office of Insurance Regulation (the "Florida Conversion Limitation"). The Reporting Persons had not sought, and had no intention to seek, such approval, and as such, the Reporting Persons could have converted the 8.50% Convertible Notes into no more than approximately 3,252,194 Shares.

1 Based upon information provided by the Issuer on Form 10-Q filed November 9, 2015, there were 28,130,508 Shares outstanding as of November 9, 2015.
2 Based upon information provided by the Issuer on Form 10-Q filed May 15, 2017 there were 28,413,844 Shares issued and outstanding as of May 12, 2017.

(b)	Percent of class:

As of immediately prior to the Closing Time, the Reporting Persons were beneficial owners of 0.0% of the total number of Shares outstanding, however, the Reporting Persons may have been deemed to be the beneficial owners of 9.9% of the total number of Shares outstanding, based on the total number of Shares issuable upon the conversion of the 8.50% Convertible Notes held by P Fund and Master Fund and subject to the Florida Conversion Limitation.3

3 Based upon information provided by the Issuer on Form 10-Q filed May 15, 2017 there were 28,413,844 Shares issued and outstanding as of May 12, 2017.

(c)	Number of shares as to which the person has:

Robert C. Knapp

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Ironsides

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

P Fund

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Master Fund

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

As of immediately prior to the Closing Time, the Reporting Persons were not beneficial owners of Shares. Notwithstanding, as of immediately prior to the Closing Time, the Reporting Persons held $29,228,300 in aggregate principal amount of the 8.50% Convertible Notes, which could have potentially been convertible into Shares, subject to the Florida Conversion Limitation.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Ironsides provides investment management services and serves as the investment manager of Master Fund.  Master Fund is a Cayman Islands exempted limited partnership which invests in securities and engages in all related activities and transactions.

Mr. Knapp is the President and Managing Director of Ironsides and the sole managing member of RCK Holdings LLC ("RCK Holdings"), which, in turn, is (i) 99% owner and the sole manager of Ironsides and (ii) the sole member of (A) Ironsides Partners Special Situations Fund GP LLC, a Delaware limited liability company, which is the General Partner of Master Fund and (B) Ironsides P Fund GP LLC, a Delaware limited liability company, which is the General Partner of P Fund, a Delaware limited partnership which invests in securities and engages in all related activities and transactions.

By reason of his position as President and Managing Director of Ironsides and his control over the general partners of each of P Fund and Master Fund, Mr. Knapp is filing this Schedule 13G as a control person in respect of the securities beneficially owned by Master Fund and P Fund.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

Item 9 is not applicable.

Item 10.	Certification.

By signing below the Reporting Persons certify that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2017

IRONSIDES PARTNERS LLC

By:	/s/ Robert C. Knapp
Name: Robert C. Knapp
Title: President

Robert C. Knapp

By:	/s/ Robert C. Knapp
Name: Robert C. Knapp

IRONSIDES P FUND L.P.

By:	Ironsides P Fund GP LLC, its General Partner

By:	/s/ Robert C. Knapp
Name: Robert C. Knapp
Title: Manager

IRONSIDES PARTNERS SPECIAL SITUATIONS MASTER FUND II L.P.

By:	Ironsides Partners Special Situations Fund GP LLC, its General Partner

By:	/s/ Robert C. Knapp
Name: Robert C. Knapp
Title: Manager